

Mail Stop 3720

September 16, 2008

Via U.S. Mail and Fax
Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE: NIVS IntelliMedia Technology Group, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 5, 2008 and**
> **Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008**
> **Filed May 7, 2008 and August 19, 2008, respectively**
> **File No. 0-52933**

Dear Mr. Li:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended June 30, 2008

Condensed Consolidated Balance Sheet, page 8

1.   Please fully disclose the nature and terms of the items classified within the balance sheet line-item "Customer Deposits."

Condensed Consolidated Statement of Operations, page 9

2.   Please revise the amount identified as cost of goods sold to include the disclosures called for in SAB 11:B.

Consolidated Statements of Cash Flows, page 11

3.   Separately present the provision for bad debts as an adjustment to reconcile net income (loss). See footnote 17, paragraph 115 of SFAS 95. Also tell us how much of your trade accounts receivable at March 31, 2008 and June 30, 2008 have been collected as of the latest practicable date.

Note 1 – Description of Business and Organization, page 12

4.   Fully disclose all of the terms of your reorganization and acquisition transactions. We note there is no mention within this footnote of NIVS BVI's purchase of the equity of NIVS PRC, described in the first risk factor on page 48.

Note 2.b. – Basis of consolidation, page 13

5.   We note in the first risk factor on page 48 that the PRC government has the discretion to prevent NIVS BVI from participating in the profits of NIVS PRC until the $8.7 million amount owed for the equity interest is paid. Explain to us your basis under GAAP for consolidating NIVS PRC prior to paying for the NIVS PRC equity. Refer us to the accounting literature that supports your consolidation policy.

6.   In light of Mr. Li's rights, as described in the first risk factor disclosed on page 49, it is unclear how you control NIVS PRC. Please provide us your analysis as support of your consolidation policy.

Note 4 – Advances to Suppliers, page 20

7.   We note that advances paid to suppliers are for the purchase of raw material and equipment. Your contracts with suppliers do not have specific terms on receipt date for the purchase or specific terms on refund or repayment. It is unclear to us why you believe it is appropriate

to record these costs as an asset. Please refer to a definition of an asset and advise us. Also, tell us if you own the raw material and equipment acquired by the suppliers under these arrangements and if so, do you have the legal right to take possession of it.

Note 5 – Inventory, page 20

8.   Please revise to describe the nature of cost elements included in inventory. If any general and administrative costs or license fees are included in inventory, state in a note the aggregate amount incurred in each period and the actual or estimated amount remaining in inventory at the date of each balance sheet. See Rule 5.02.6(b) of Regulation S-X.

Note 6 – Due from Related Parties, page 21

9.   We view receivables from affiliates, such as the amount due from related parties, as being akin to unpaid subscription receivables or unpaid capital contributions. We note that the related parties listed, NIVS Investment (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; and Hyundai Lighting & Electronic (Int'l) Holding, appear to be owned and controlled by Mr. Tianfu. If so, revise your balance sheet to present these receivables as deductions from equity, or advise. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff's views concerning this subject.

10.   With respect to each of your related party transactions, provide all of the disclosures required by paragraph 2 of SFAS No 57 in the footnotes to your financial statements.

Note 12 – Due to Shareholder and Related Party Transactions, page 24

11.   We note that your borrowings from Mr. Li Tianfu do not bear interest. Your financial statements should reflect all costs of doing business, including interest expense. Please revise or advise us. Refer to SAB Topics 1:B and 5:T for guidance.

Other

12.   Refer to your disclosure on page 50 concerning the July 2008 Investor Relations Agreement. We note you "expect to recognize a charge to operations in an amount equal to approximately $765,000." With a view towards providing accounting policy footnote disclosure, explain to us how you intend to account for this agreement and your basis for this accounting under GAAP.

13.   We note on page 26 that you are subject to the regulations of the PRC which restrict the transfer of cash from China, except under specific circumstances. It appears you should provide condensed financial statements of the parent company pursuant to 5-04(c) of Regulation S-X. Refer also to SAB Topic 6:K.2 for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

14.   The purpose of the MD&A is to provide readers information "necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations." In other words, MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. For example, you need to provide a discussion and analysis as to why revenues increased for various product categories (such as, standard audio equipment, televisions, DVB set-top boxes, DVD players, etc.), reveal key performance measures and disclose known material trends and uncertainties (such as, the impact of declining average selling prices of your existing products, your ability to compete effectively in light of the short life cycle of your products, your historical reliance on sales derived from original equipment manufacturers, the extent to which you have faced rising prices and shortages of raw materials used to manufacture your products, and anticipated increases in expenses due to contributions to the PRC housing assistance fund for your employees and recent changes in Chinese labor laws). Accordingly, please revise and provide a more detailed discussion of the material components of revenue growth for all periods presented to satisfy the principal objectives of the MD&A. Further, with respect to your explanations of cost of goods sold, gross profit and all other line items shown, revise to:

- clearly disclose and quantify each material factor that contributed to the change in each line item, for example, analyze and discuss variable (such as, critical raw materials and components) and fixed costs in cost of goods sold;
- provide insight into the underlying business drivers or conditions that contributed to these changes; and
- describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 32

15.   For each period presented, please revise your disclosure to include an analysis of the components of the statements of cash flows that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your inventory, advances to suppliers, customer deposits, etc.). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director